UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Allianz Life Financial Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__5701 Golden Hills Drive__
                                                  (No. and Street)

__Minneapolis__	__MN__	__55416-1297__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Rebecca Wysocki__	__763-765-5320__	__rebecca.wysocki@allianzlife.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Pricewaterhouse Coopers LLP__
                          (Name – if individual, state last, first, and middle name)

__45 South Seventh Street #3400__	__Minneapolis__	__MN__	__55402__
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Rebecca Wysocki</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Allianz Life Financial Services, LLC</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Wysocki REBECCA   Digitally signed by Wysocki REBECCA
Date: 2026.02.19 12:34:59 -06'00'

Title:

Chief Financial Officer, Allianz Life Financial Services, LLC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Table of Contents

	Page



Report of Independent Registered Public Accounting Firm

To the Board of Governors and Member of Allianz Life Financial Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Allianz Life Financial Services, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2026

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 45 S 7th Street, Suite #3400, Minneapolis, MN 55402
+1 (612) 596 6000

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2025

Assets:		
Cash and cash equivalents	$	748,652
Securities owned, at fair value		31,831,017
Receivables from affiliates, net		39,592,945
Prepaid expenses		37,243
Total assets	$	72,209,857
Liabilities and Member's Equity:		
Liabilities:		
Payable to broker-dealers, net	$	39,834,575
Total liabilities		39,834,575
Member's equity		32,375,282
Total liabilities and member's equity	$	72,209,857

See accompanying notes to Statement of Financial Condition.

(1)   Nature of Business and Summary of Significant Accounting Policies

(a)   *Organization*

Allianz Life Financial Services, LLC (the Company) is a wholly-owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life or Parent). Allianz Life is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly-owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly-owned subsidiary of Allianz SE, which is a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz Life of New York), a wholly-owned subsidiary of Allianz Life. The Company also provides distribution services for Exchange Traded Funds (ETFs) products for Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. The Company does not carry or hold securities for customer accounts.

(b)   *Summary of Significant Accounting Policies*

Basis of Presentation

Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2025. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Cash Equivalents

Cash represents amounts held in depository institutions. Cash equivalents are investments in government money market funds and are carried at fair value.

Securities Owned

Investments recorded by the Company are proprietary securities held as investments for its own account. These securities are recorded on a trade-date basis and are reported at fair value.

Receivables from Affiliates, Net

Receivables from affiliates, net, include receivables from Allianz Life, Allianz Life of New York, and Allianz Investment Management, LLC (AIM), a wholly-owned subsidiary of Allianz Life, and payables to Allianz Life and Allianz Life of New York. The Company has elected to present these net and evaluate the receivable or payable position of each affiliate separately for the right to setoff. The receivable from Allianz Life and Allianz Life of New York primarily consists of commissions receivable, which are settled after each quarter end. See note 3 for further details on the nature of the transactions included in these agreements.

Prepaid Expenses

Deposits paid to the Financial Industry Regulatory Authority, Inc. for the review of the Company's advertising materials and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2025, $37,243 has been recorded within Prepaid expenses on the Statement of Financial Condition.

Payables to Broker-Dealers, Net

Payable to broker-dealers, net consists of single and trail commission expenses, marketing stipends, and other distribution costs owed to broker-dealers net of receivables owed from broker-dealers in relation to canceled

policies. The Company has elected to present these transactions net and evaluates the receivable or payable position for the right to setoff based on the individual agreement of each broker-dealer separately.

Intercompany Agreements

The Company has agreements with Allianz Life and Allianz Life of New York whereby the Company assigns receivables related to 12b-1 fees and investment income earned in exchange for the extinguishment of amounts owed from the Company to Allianz Life and Allianz Life of New York, which represents the reimbursement of expenses. The Company also has an intercompany agreement with AIM. Refer to note 3 for further detail on these agreements.

Federal Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return.

The Company had no unrecognized tax benefits as of January 1, 2025 and December 31, 2025.

Segment Disclosure

The Company derives revenues from customers from a single line of business as a wholesale broker-dealer, which acts as a distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker ("CODM") manages the business activities using information of the Company as a whole. The Company has identified its Board of Governors as the collective CODM, who uses net income to allocate resources and assess performance of the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 20% of its total revenues from one external customer for the year ended December 31, 2025.

(2)   Fair Value Measurements

The Fair Value Measurement Topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 –   Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 –   Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a)   Quoted prices for similar assets or liabilities in active markets.

(b)   Quoted prices for identical or similar assets or liabilities in markets that are not active.

(c)   Inputs other than quoted prices that are observable.

(d)   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –   Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each financial asset was classified into Level 1, 2, or 3.

The following presents the assets measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at December 31, 2025:

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 479,713	479,713	—	—
U.S. treasury	22,420,969	22,420,969	—	—
U.S. government agency	9,410,047	—	9,410,047	—
Total assets accounted for at fair value	$ 32,310,729	22,900,682	9,410,047	—

The Company does not have any Level 3 investments and did not have any in the prior year.

The Company does not have any financial instruments that are not measured at fair value as of December 31, 2025.

The following is a discussion of the methodologies used to determine fair values for the assets listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale).

Valuation of Cash Equivalents

Cash equivalents are comprised of investments in government money market funds. The fair value of cash equivalents is based on quoted market prices for identical securities and are included in Level 1.

Valuation of Securities Owned, at Fair Value

U.S. Treasury and U.S. Government Agency (which are not backed by the full faith and credit of the U.S. government) are comprised of fixed-maturity securities. The fair value of U.S. treasury securities is based on quoted market prices for identical securities and are included in Level 1. The fair value of U.S. Government Agency securities is provided by third-party pricing services. U.S. Government Agency securities are included in Level 2 as the third-party pricing services utilize observable market inputs. Management is responsible for establishing and maintaining adequate internal controls to prevent or detect material misstatements related to fair value measurements and disclosures.

Nonrecurring Fair Value Measurements

Occasionally, certain assets are measured at fair value on a nonrecurring basis. At December 31, 2025, there were no assets reported at fair value on a nonrecurring basis.

(3)   Transactions with Related Parties

The Company has agreements with Allianz Life and Allianz Life of New York under which Allianz Life and Allianz Life of New York agree to pay commissions and marketing stipends to broker-dealers on behalf of the Company and reimburse the Company for expenses incurred performing services for Allianz Life and Allianz Life of New York. Reimbursable expenses include distribution expenses such as sales, sales support, management, training, accounting and financial, information technology, and compliance services. Through these agreements, the Company also assigns its receivables from 12b-1 fee revenue to Allianz Life and Allianz Life of New York in exchange for the satisfaction of amounts owed to Allianz Life and Allianz Life of New York. Allianz Life, as the parent of the Company, further agrees to provide sufficient capital to the Company in order for the Company to meet its minimum net capital requirements under SEA Rule 15c3-1. Allianz Life also agrees to collect any service fees or distribution fees owed to the Company as a ministerial act, and provide and allocate the expense for personnel, facilities, and equipment to the Company. Lastly, as Allianz Life has provided capital, the Company agrees to assign interest earned on its proprietary securities account to Allianz Life.

The Company records the net impact of the assignment of 12b-1 fees and interest receivable/earned (assigned revenues) and the reimbursement of expenses payable with Allianz Life as a capital transaction in the Statement of Changes in Member's Equity on a monthly basis. If assigned revenues receivable exceed the reimbursement of expenses payable, a dividend-in-kind is paid to Allianz Life; conversely, if the reimbursement of expenses payable exceeds assigned revenues receivable, a capital contribution-in-kind is received.   For the year ended December 31, 2025, the Company received a contribution-in-kind of $85,755,985 from Allianz Life under this agreement. For Allianz Life of New York, total reimbursed expenses payable exceeded assigned revenues receivable for the year

ended December 31, 2025 and the Company recorded a gain on the transfer of financial asset of $10,525,737 under this agreement. At December 31, 2025, the net balance due to Allianz Life and Allianz Life of New York for the cash settlement on the transaction was $241,629 and $0, respectively, and netted by legal entity, within Receivables from affiliates, net on the Statement of Financial Condition.

At December 31, 2025, the Company had receivables of $38,213,601 and $1,620,974 due from Allianz Life and Allianz Life of New York, respectively, for commission revenue and marketing stipend reflected in Receivables from affiliates, net on the Statement of Financial Condition.

The Company is named a participant in the Allianz of America Corporation (AZOAC) Deferred Compensation Plan and AZOAC Severance Allowance Plan. The Company's participation in the AZOAC Deferred Compensation Plan is associated with a nonqualified deferred compensation plan for a defined group of agents employed by Allianz Life who provide services on behalf of the Company. The Company can make discretionary contributions to the nonqualified deferred compensation plan in the form and manner the Company determines reasonable. Discretionary contributions are currently determined based on production. In relation to the Company's participation in the AZOAC Severance Allowance Plan, all employees of Allianz Life who provide services on behalf of the Company and are involuntarily terminated due to job elimination are eligible to receive benefits. Under the same agreements with the Company, Allianz Life has agreed to reimburse the Company for all expenses associated with the Company's participation in both plans. No intercompany payable or receivable existed at December 31, 2025.

The Company maintains an agreement with AIM, in which AIM agrees to provide investment management services for the Company's proprietary securities owned. Also the Company performs limited marketing activities related to ETFs, including soliciting interest by financial intermediaries and distributing approved sales material. The Company is reimbursed by AIM for expenses incurred relating to these activities. No intercompany payable or receivable related to the ETF activities existed at December 31, 2025.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEA Rule 15c3-1) and is required to maintain minimum net capital of $2,655,640 as of December 31, 2025. The Company uses the basic method of calculating net capital. At December 31, 2025, the Company had net capital of $19,561,208, which was $16,905,568 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.04 : 1 at December 31, 2025. The Company does not accept or hold customer funds or accept or safekeep customer securities and claims exemption from SEA Rule 15c3-1 under paragraph (k)(1).

(5) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(6) Subsequent Events

No material subsequent events have occurred since December 31, 2025 through February 16, 2026, the date at which the Statement of Financial Condition was issued, that would require adjustment to the Statement of Financial Condition.